September 11, 2019

Jennifer Rock
Chief Accounting Officer
Zillow Group, Inc.
1301 Second Avenue
Floor 31
Seattle, WA 98101

       Re: Zillow Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 8-K furnished August 7, 2019
           File No. 001-36853

Dear Ms. Rock:

       We have reviewed your August 7 and September 9, 2019 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 31, 2019 letter.

Form 8-K Furnished August 7, 2019

Exhibit 99.2
Non-GAAP Revenue on Homes Sold After Interest Expense

1. Please consider revising the name of your non-GAAP measure, Return on Homes Sold
      After Interest, to indicate that the measure represents the average return per home sold during the period.
 Jennifer Rock
FirstName LastNameJennifer Rock
Zillow Group, Inc.
Comapany 11, 2019
September NameZillow Group, Inc.
Page 2
September 11, 2019 Page 2
FirstName LastName
2. Please tell us why you believe Loss Before Income Taxes is the most directly comparable
         GAAP measure to Return on Homes Sold After Interest given the nature of the adjustments presented in the non-GAAP reconciliation. Also, tell us if you consider this measure to be more akin to a measure of gross profit or loss or net profit or loss before taxes, regardless of the fact that you do not present such measures on the face of your consolidated statement of operations.
3. In your response letter dated September 9, 2019, you state that the adjustment for indirect expenses included in Cost of Revenue includes hosting-related costs allocated to the
         Homes segment for the operation of your website. As these costs are classified as costs of revenue and appear to directly relate to reselling homes, please explain further why they are not contemplated in the Return on Homes Sold measure. We note from your response letter dated August 7, 2019 that the measure is "intended to convey the unit level economics of homes sold during the period by presenting the revenue and associated expenses directly attributed to an individual home sold, both in total and on a per home basis."
4. We note that you generate revenue in the Homes segment by purchasing and reselling homes on the open market. During the holding period after renovation, you incur certain costs such as homeowners association dues, property taxes, and utilities, and you classify these as sales and marketing costs. However, these costs appear to relate directly to the generation of revenue. As such, please tell us in more detail how you determined to classify these costs as sales and marketing costs and whether you considered classifying them as costs of revenue and/or capitalizing them as inventory costs. We refer you to Rule
         5-03(b)(2) of Regulation S-X.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
                                                              and Services